
02006507

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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8-49003

SEC FILE NUMBER
8- 49003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kendrick Pierce Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

324 Hyde Park Avenue, Suite 202
(No. and Street)

Tampa	Florida	33602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell L. Hunt — (813) 254-4602
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

500 North Westshore Boulevard, Suite 1000,	Tampa,	Florida	33609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

VP 3-21-02

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Kendrick Pierce Securities, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of Kendrick Pierce Securities, Inc., as of December 31, 2001, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kendrick Pierce Securities, Inc.



Russell L. Hunt, President

Sworn to and subscribed before me this
26th day of February, 2002.




RICHARD P. HUNT
MY COMMISSION # DD 082022
EXPIRES: May 3, 2006
Bonded Thru Notary Public Underwriters

(Signature of Notary Public)

Personally known:_

This report ** contains (check all applicable boxes):

x	(a)	Facing page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Income.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Stockholders' Equity.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or control Requirements under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	And Oath or Affirmation.
	(m)	A copy of SIPC Supplemental Report.
x	(n)	A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

Board of Directors
Kendrick Pierce Securities, Inc.
Tampa, Florida:

We have audited the accompanying statement of financial condition of Kendrick Pierce Securities, Inc. (the "Company") as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 7, 2002

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424

Member of American Institute of Certified Public Accountants·SEC Practice Section

KENDRICK PIERCE SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 506
Certificate of deposit	6,424
Accounts receivable, net of a $20,000 allowance for doubtful accounts	-
	$ 6,930
Stockholder's Equity	
Commitments and economic dependence (Notes 3 and 6)	
Stockholder's equity:	
Common stock, $.01 par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	30,006
Accumulated deficit	(23,086)
Total stockholders' equity	6,930
	$ 6,930

See accompanying notes to financial statements.

KENDRICK PIERCE SECURITIES, INC.

Statement of Income

Year Ended December 31, 2001

Revenues:	
Capital raising	$ 450,415
Merger and acquisitions	165,750
Total revenue	616,165
Expenses:	
Commissions	302,618
Management fee paid to parent	51,000
Professional fees	27,222
Licenses and permits	600
Bank service charges	233
Miscellaneous expenses	11,168
Total expense	392,841
Net operating income	223,324
Interest income	361
Net income	$ 223,685

See accompanying notes to financial statements.

KENDRICK PIERCE SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2001

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2000	1,000	$ 10	19,990	(13,668)	6,332
Capital contribution	-	-	10,016	-	10,016
Net income	-	-	-	223,685	223,685
Dividends	-	-	-	(233,103)	(233,103)
Balance at December 31, 2001	1,000	$ 10	30,006	(23,086)	6,930

See accompanying notes to financial statements.

KENDRICK PIERCE SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2001

Net income, cash from operating activity	$ 223,685
Cash flows used in investing activities-	
Purchase of certificate of deposit	(6,424)
Cash flows from financing activities:	
Dividends paid	(233,103)
Capital contributions received	10,016
Net cash used in financing activities	(223,087)
Net decrease in cash	(5,826)
Cash at beginning of year	6,332
Cash at end of year	$ 506

See accompanying notes to financial statements.

KENDRICK PIERCE SECURITIES, INC.

Notes to Financial Statements

December 31, 2001 and the Year then Ended

(1) Nature of Business and Summary of Significant Accounting Policies

Nature of Business. Kendrick Pierce Securities, Inc. (the "Company") was incorporated and commenced operations on January 5, 1996 in the State of Florida. The Company is a wholly-owned subsidiary of Kendrick Pierce & Company, Inc. ("Parent") and provides investment banking and merger and acquisition advisory services.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. The Company recognizes revenue from investment banking and investment advisory services upon completion of the related transactions.

Income Taxes. The Company has elected to be treated as an S-Corporation. For Federal and state income tax purposes all items of income and expense flow through to its stockholders, therefore, no provision for income taxes has been reflected in these financial statements.

(2) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 15 to 1. At December 31, 2001 the Company's minimum net capital requirement was $5,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $6,930 and the ratio of aggregate indebtedness to net capital was .0 to 1.

(3) Economic Dependence

During the year ended December 31, 2001, the Company derived revenues from two customers, each of which exceeded 10% of total revenues, one for 75% and one for 24%.

(4) Related Party Transactions

During the year ending December 31, 2001, the Parent provided the Company with administrative services such as payroll, facility rent, and professional services for an aggregate cost of $51,000. At December 31, 2001, the Company had no outstanding payables to or receivables from the Parent.

(5) Common Stock Warrants

During 2000, the Company earned various warrants to purchase shares of common stock in Electronic Page Solutions, Inc. and Blue Frog Solutions, Inc. (both are privately held companies) as part of the compensation received in connection with services provided for these companies. Management determined the warrants had no value at the date received. Accordingly, these warrants are carried at zero value.

(6) Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

Schedule I

KENDRICK PIERCE SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

NET CAPITAL	
Total stockholder's equity	$ 6,930
Deductions and/or changes	-
Net capital	$ 6,930
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ -
Minimum net capital required of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 1,930
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition - Other accounts payable, accrued expenses and demand note payable	-
Total A.I. Liabilities from Statement of Financial Condition	
Less adjustment based on Deposits in Special Reserve Bank Accounts	-
Total aggregate indebtedness	$ -
Ratio aggregate indebtedness to net capital	.0 to 1

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming on Exemption from Rule 15c 3-3

February 7, 2002

Kendrick Pierce Securities, Inc.
Tampa, Florida

Gentlemen:

In planning and performing our audit of the financial statements and supplemental schedule of Kendrick Pierce Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c 3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of the internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the system of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
Member of American Institute of Certified Public Accountants SEC Practice Section

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly yours,

